ISSUED ON BEHALF OF REED ELSEVIER PLC

16 January 2015

Director Declaration

Pursuant to Listing Rule 9.6.14(2), Reed Elsevier PLC (“the Company”) announces that
Linda Sanford, a Non-Executive Director of the Company, was appointed as an independent Director of Consolidated Edison, Inc. with effect from 15 January 2015. Consolidated Edison, Inc. is listed on the New York Stock Exchange.